Exhibit 99.1

Pembina Pipeline Corporation Reports Second Quarter 2015 Results

Continuing to progress growth projects; secured $380 million of new fee-for-service projects during the second quarter

All financial figures are in Canadian dollars unless noted otherwise. This news release contains forward-looking statements and information that are based on Pembina Pipeline Corporation's ("Pembina" or the "Company") current expectations, estimates, projections and assumptions in light of its experience and its perception of historic trends. Actual results may differ materially from those expressed or implied by these forward-looking statements. Please see "Forward-Looking Statements & Information" herein and in the Company's Management's Discussion & Analysis ("MD&A") for more details. This news release also refers to net revenue, operating margin, earnings before interest, taxes, depreciation and amortization ("EBITDA"), adjusted cash flow from operating activities (and cash flow from operating activities per common share and adjusted cash flow from operating activities per common share), and total enterprise value, which are financial measures that are not defined by Generally Accepted Accounting Principles ("GAAP"). Pembina's methods of calculating these financial measures may not be directly comparable to that of other companies. Pembina considers these non-GAAP financial measures to provide useful information to both management and investors in measuring Pembina's financial performance and financial condition. For more information about the measures which are not defined by GAAP, including a reconciliation to the most directly comparable GAAP measure, see "Non-GAAP and Additional GAAP Measures" herein and in the MD&A, which is available at Pembina's website at www.pembina.com and on SEDAR at www.sedar.com. Pembina's entire quarterly report for the period ended June 30, 2015 is also available at Pembina's website and on SEDAR.

CALGARY, Aug. 6, 2015 /CNW/ - Pembina Pipeline Corporation ("Pembina" or the "Company") (TSX: PPL; NYSE: PBA) announced today its financial and operating results for the second quarter of 2015.

Financial Overview

($ millions, except where noted)	3 Months Ended June 30 (unaudited)		6 Months Ended June 30 (unaudited)
	2015	2014	2015	2014
Revenue	1,213	1,606	2,367	3,365
Net revenue(1)	351	360	726	807
Operating margin(1)	259	269	543	619
Gross profit	200	214	428	516
Earnings	43	77	163	224
Earnings per common share – basic and diluted (dollars)	0.09	0.21	0.41	0.65
EBITDA(1)	226	235	466	551
Cash flow from operating activities	209	155	329	416
Cash flow from operating activities per common share – basic (dollars)(1)	0.62	0.48	0.97	1.30
Adjusted cash flow from operating activities(1)	176	191	389	455
Adjusted cash flow from operating activities per common share – basic (dollars)(1)	0.51	0.59	1.14	1.42
Common share dividends declared	154	140	302	274
Preferred share dividends declared	11	7	21	13
Dividends per common share (dollars)	0.45	0.43	0.89	0.85
Capital expenditures	387	298	885	585
(1) Refer to "Non-GAAP and Additional GAAP Measures."

Q2 2015 Highlights

"Pembina continued to deliver solid operational results and demonstrate financial resilience over the second quarter in 2015," said Scott Burrows, Pembina's Vice President, Finance and Chief Financial Officer. "We saw operating margin increase across all of our businesses, with the exception of our Midstream business, during the second quarter and first six months of the year compared to the same periods last year."

"The low commodity price environment that we've been experiencing this year has been challenging; however, with Pembina's fee-for-service business model, strong balance sheet and high quality, diversified asset base, we are well positioned to endure these bumps in the road. We remain confident in the long-term sustainability and growth of our cash flows, and are committed to increasing shareholder value. For these reasons, the Board approved a common share dividend increase of 5.2 percent during the second quarter, as previously announced."

Also during the second quarter, Pembina commissioned its Phase II crude oil and condensate pipeline expansion and placed a new storage cavern into service. Additionally, Pembina continued to progress its secured growth projects, including obtaining regulatory approval for the Company's third Redwater fractionator announcing new projects such as the Horizon Pipeline Expansion and a new pipeline lateral, as well as releasing details on providing terminalling and natural gas liquids ("NGL") fractionation services for a customer's planned refinery.

Mick Dilger, Pembina's President and Chief Executive Officer commented: "2015 is an exciting year for us given that we are bringing multiple, large capital projects into service that will add incremental cash flows to our business. Over the next two years, we will be placing major assets into service almost every quarter which means 2015 is just the beginning of the transformational expansions we have ahead of us. The value of growing our fee-for-service revenue streams is becoming increasingly visible and will be realized by our shareholders in the near term."

The second quarter of 2015 marks Pembina's sixth consecutive quarter with no employee lost-time injuries. "This is a remarkable achievement especially given that employees worked 20 percent more hours in the second quarter of 2015 compared to the same period last year and over 3.7 million hours in total since the beginning of 2014. Operating and constructing projects safely is a core focus at Pembina and these outstanding results are a testament to our "safety first" company culture," said Mr. Dilger.

Mr. Dilger continued: "We are on track to deliver our over $6 billion of secured growth projects which, depending on utilization rates, are expected to add $700 million to $1 billion of incremental EBITDA in 2018. Pembina is well positioned with our assets situated on some of the best geological plays in the world that have very long resource life potential. I am confident in Pembina's ability to continue generating long-term shareholder value for years to come."

Q2 2015 Financial Review

Revenue in the second quarter of 2015 was $1.2 billion compared to $1.6 billion for the second quarter of 2014. Year-to-date revenue was $2.4 billion for 2015 compared to $3.4 billion for the same period in 2014. Net revenue (revenue less cost of goods sold including product purchases) was $351 million for the second quarter of 2015, compared to $360 million in 2014 and $726 million year-to-date in 2015 as compared to $807 million for the same period in 2014. The Company's Conventional Pipelines and Gas Services businesses had increases in revenue of 25 percent and 26 percent in the second quarter (28 percent and 27 percent year-to-date), respectively, over the same periods in 2014. This strong performance, combined with steady results in the Company's Oil Sands and Heavy Oil business, helped to offset decreased performance in the Company's Midstream business. The decreased performance in the Midstream business was due to lower commodity prices, with the greatest impact from propane, where the average year-to-date market price in 2015 declined by almost 60 percent compared to the same period in 2014, which overall resulted in lower consolidated revenue for the second quarter and first half of 2015 compared to the same periods in 2014.

Operating expenses were $96 million for the second quarter of 2015 compared to $91 million during the same period of 2014. For the six months ended June 30, 2015, operating expenses were $205 million compared to $186 million in the same period of 2014.  These increases in operating expenses were primarily related to increased integrity spending on the Company's pipelines and new assets in-service, offset by a reduction in operating expenses in the Company's Midstream business resulting from Pembina's sale of its non-core trucking-related assets recognized in the second quarter of 2014.

During the second quarter of 2015, operating margin was $259 million compared to $269 million in the second quarter of 2014. Stronger performance in the Conventional Pipelines and Gas Services businesses largely resulted from new assets being placed into service and realized gains on commodity-related derivative financial instruments which were offset by the decrease in the Company's Midstream business, primarily due to the impact of lower commodity prices. For the first six months of 2015, operating margin was $543 million compared to $619 million for the same period of 2014. The decrease was primarily due to the same factors mentioned above.

Depreciation and amortization included in operations during the second quarter of 2015 was $55 million compared to $51 million for the same period in 2014. This increase was primarily due to the year-over-year growth in Pembina's asset base in the Conventional Pipelines business associated with the Company's pipeline expansion projects, as well as the Vantage pipeline acquisition and the Gas Services business, offset by the reduction from disposition of its non-core trucking-related assets that was recognized in the second quarter of 2014. For the six months ended June 30, 2015, depreciation and amortization included in operations was $109 million compared to $103 million in the first half of 2014 for the same reasons noted above.

Gross profit for the second quarter of 2015 was $200 million compared to $214 million during the second quarter of 2014. This seven percent quarter-over-quarter decrease was related to lower operating margin, as previously discussed, and was coupled with increased depreciation and amortization included in operations and an unrealized loss on commodity-related derivative financial instruments. For the six months ended June 30, 2015, gross profit was $428 million compared to $516 million in the first half of 2014 for the same reasons discussed above.

For the three and six month periods ending June 30, 2015, Pembina incurred general and administrative expenses (excluding corporate depreciation and amortization) of $34 million and $80 million compared to $33 million and $68 million during the same periods of 2014. These increases were primarily due to increased salary, benefits, and short-term share-based incentive expenses (related to the addition of new employees to support Pembina's growth) and increased rent, largely offset by decreased long-term share-based incentive expenses and reduced consulting expenses. Every $1 change in share price is expected to change Pembina's annual share-based incentive expense by approximately $1 million.

Pembina generated EBITDA of $226 million and $466 million for the second quarter and first half of 2015, compared to $235 million and $551 million for the respective periods of 2014. The decreases were predominantly due to lower operating margin combined with higher general and administrative expenses in the first half of 2015.

Net finance costs incurred during the second quarter of 2015 were $26 million compared to $48 million for the second quarter of 2014. This decrease was primarily due to fluctuations in the fair value of the conversion feature on the series E and F convertible debentures ("Conversion Feature") associated with a reduction in the number of instruments outstanding as well as changes in share price. In the second quarter of 2015, Pembina recognized a loss on revaluation of the Conversion Feature of $1 million, compared to a loss of $21 million recognized for the same period of 2014. Also contributing to lower net finance costs was a $4 million decrease in interest expense on loans and borrowings, partially offset by $2 million in foreign exchange losses realized in the second quarter of 2015. For the first six months of 2015, net finance costs were $39 million compared to $109 million for the first half of 2014. This decrease is largely attributable to the revaluation of the Conversion Feature identified above. In the first half of 2015, Pembina recognized a gain on revaluation of $10 million, compared to a loss on revaluation of $55 million in the first half of 2014. In addition, interest expense on loans and borrowings and convertible debentures decreased from $51 million in the first half of 2014 to $44 million in the first half of 2015.

Income tax expense for the second quarter of 2015 totaled $93 million, including current tax of $23 million and deferred tax of $70 million, compared to income tax expense of $51 million in 2014, including current tax of $15 million and deferred tax of $36 million. Current tax expense for 2015 was higher in the comparable period in 2014 predominantly due to higher taxable income previously deferred. The increase in deferred tax expense in the current quarter is attributable to an increase in the income tax rate. On June 18, 2015, Alberta's Finance Minister introduced Bill 2 – An Act to Restore Fairness to Public Revenue, Alberta Corporate Tax Rate Change to increase the general corporate tax rate from 10 percent to 12 percent, effective July 1, 2015 (substantively enacted June 18, 2015). Income tax expense was $138 million for the six months ended June 30, 2015, including current taxes of $45 million and deferred taxes of $93 million, compared to income tax expense of $107 million in 2014, including current taxes of $49 million and deferred taxes of $58 million in the same period of 2014. The decrease in current taxes is attributable to a decrease in income subject to tax in the first half of 2015 as compared to the prior year. The increase in deferred taxes is mainly attributable to the increase in the provincial income tax rate, as noted above.

The Company's earnings were $43 million ($0.09 per common share) during the second quarter of 2015 compared to $77 million ($0.21 per common share) in the same period of 2014. Higher gross profit in the Conventional Pipelines and Gas Services businesses and lower net finance costs were more than offset by lower gross profit in the Midstream business, and increased deferred tax expense, as explained above. Earnings were $163 million ($0.41 per common share) during the first half of 2015 compared to $224 million ($0.65 per common share) during the same period of the prior year. The year-to-date decrease was due to the same factors noted above. On a year-to-date basis, earnings attributable to common shareholders net of dividends attributable to preferred shareholders are $139 million (2014: $209 million).

Cash flow from operating activities for the second quarter of 2015 was $209 million ($0.62 per common share – basic and diluted) compared to $155 million ($0.48 per common share – basic and diluted) during the second quarter of 2014. Decreased interest paid and increased change in non-cash working capital in the 2015 period compared to the respective period in 2014 were offset by higher taxes paid and decreased operating margin. For the six months ended June 30, 2015, cash flow from operating activities was $329 million ($0.97 per common share - basic) compared to $416 million ($1.30 per common share - basic) during the same period last year, largely as a result of decreased operating margin and increased taxes paid in 2015, offset by a decreased change in non-cash working capital.

Adjusted cash flow from operating activities for the second quarter of 2015 was $176 million ($0.51 per common share – basic) compared to $191 million ($0.59 per common share – basic) during the second quarter of 2014. For the six months ended June 30, 2015, adjusted cash flow from operating activities was $389 million ($1.14 per common share - basic) compared to $455 million ($1.42 per common share - basic) during the same period last year. The decreases for the three and six month periods were primarily due to lower operating margin, increased tax expenses and preferred share dividends.

Second quarter and year-to-date 2015 per share numbers were impacted by increased common shares outstanding due to the Dividend Reinvestment Plan, debenture conversions and share-based payment transactions.

Operating Results

	3 Months Ended June 30		6 Months Ended June 30
(mbpd, except where noted)(1)	2015	2014	2015	2014
Conventional Pipelines revenue volumes(2)	603	573	618	563
Oil Sands & Heavy Oil contracted capacity	880	880	880	880
Gas Services average revenue volumes (mboe/d) net to Pembina(2)(3)	108	87	111	88
Midstream NGL sales volume(4)	104	105	117	119
Total volume	1,695	1,645	1,726	1,650

(1)	mbpd is thousands of barrels per day.
(2)	Revenue volumes are equal to contracted and interruptible volumes.
(3)	Gas Services average revenue volumes converted to mboe/d (thousands of barrels of oil equivalent per day) from million cubic feet per day ("MMcf/d") at 6:1 ratio.
(4)	NGL is natural gas liquids.

	3 Months Ended June 30 (unaudited)				6 Months Ended June 30 (unaudited)
	2015		2014		2015		2014
($ millions)	Net Revenue(1)	Operating Margin(1)	Net Revenue(1)	Operating Margin(1)	Net Revenue(1)	Operating Margin(1)	Net Revenue(1)	Operating Margin(1)
Conventional Pipelines	152	102	122	77	306	200	239	154
Oil Sands & Heavy Oil	50	35	48	33	105	70	100	67
Gas Services	49	35	39	26	103	72	81	55
Midstream	99	86	151	131	212	199	387	340
Corporate	1	1		2		2		3
Total	351	259	360	269	726	543	807	619

(1)	Refer to "Non-GAAP and Additional GAAP Measures."

  Second quarter and first half of 2015 financial and operating results in Conventional Pipelines were higher than the comparable periods of 2014 primarily due to the Phase I Expansions and the associated contracted volumes, which were placed into service in December 2013. The additional volumes increased over time as new connections were placed into service during 2014, as well as higher capacity utilization being realized in the first six months of 2015. Also contributing to improved results was placing the Phase II crude oil and condensate expansion into service in April 2015, which allowed for the receipt of higher volumes at existing connections and truck terminals, as well as additional volumes from the acquired Vantage pipeline beginning in late-2014. New storage facilities and portions of pipeline associated with other expansion programs, which were commissioned during the first half of 2015, also resulted in increased mainline throughput.
  In the Oil Sands & Heavy Oil business, the increases in net revenue and operating margin during the first half of 2015 compared to the same period of 2014 were primarily related to higher interruptible volumes and additional flow-through operating expenses in this business during the first six months of 2015 compared to the six months ended June 30, 2014.
  In the Gas Services business, financial and operating results increased in the second quarter and first half of 2015 compared to the same period of 2014 primarily due to the addition of the Resthaven Facility, which was placed into service in October 2014, and the Musreau II Facility, which was placed into service in December 2014.
  In the Midstream business, second quarter 2015 net revenue and operating margin were $99 million and $86 million, respectively, compared to $151 million and $131 million during the same period in 2014. For the first half of 2015, net revenue and operating margin were $212 million and $199 million, respectively, compared to $387 million and $340 million in the first half of 2014. Net revenue and operating margin were reduced in 2015 due to lower commodity prices (particularly the weaker period-over-period propane prices, where market prices declined by almost 60 percent) and tighter price differentials across all commodities.

New Developments in 2015 and Growth Projects Update

Conventional Pipelines

Pembina continued to make substantial progress on its Phase II crude oil, condensate and NGL expansions ("Phase II Expansions"). On April 24, 2015, Pembina placed its Phase II crude oil and condensate expansion ("Phase II LVP") into service, which added an incremental 55 thousand barrels per day ("mbpd") on the Company's Peace pipeline system and brought total capacity on this line to 250 mbpd.

For the high vapour pressure ("HVP"), or NGL, portion of the Phase II Expansions ("Phase II HVP"), construction is 80 percent complete and 90 percent of the project-related costs have been secured. The Phase II HVP project is continuing to track on budget with initial commissioning anticipated in the third quarter of 2015 and the expectation of being fully operational in the fourth quarter of this year. Once complete, the Phase II HVP expansion will add 53 mbpd to the Company's Peace and Northern NGL pipeline systems and bring total NGL capacity on these lines to 220 mbpd.

Earlier this year, Pembina brought into service a 35 kilometre ("km") 16-inch pipeline segment from Lator to Simonette, as part of the Phase III pipeline expansion ("Phase III Expansion"). In late April, Pembina also placed in-service a 35 km 16-inch pipeline segment from Kakwa to Lator. To date, the Company has completed over 15 percent of the overall Phase III Expansion program.

The Phase III Expansion also includes two pipelines between Fox Creek and Namao, Alberta (one 16-inch diameter and one 24-inch diameter) which would provide an initial combined capacity of 420 mbpd and an ultimate capacity of over 680 mbpd with the addition of midpoint pump stations. The Alberta Energy Regulator ("AER") has changed the hearing date relating to the Fox Creek to Namao portion of the Phase III Expansion from July 2015 to October 2015. According to AER guidelines, Pembina expects to receive a decision from the AER within 90 days after the hearing is concluded. Subject to regulatory and environmental approvals, the Company anticipates an in-service date between late-2016 and mid-2017 for these two pipelines.

As part of the Company's plans to expand its gathering presence in Alberta and British Columbia, Pembina announced in May 2015 that it plans to construct a new pipeline lateral in the Karr area of Alberta (the "Karr Lateral") to service production from the Montney resource play which will access the Company's Phase III Expansion. The Karr Lateral is expected to cost $55 million with a design capacity of 30 mbpd and is underpinned by long-term, fee-for-service agreements, which include substantial take-or-pay commitments. A portion of the volume under contract will be incremental to Pembina's previously disclosed committed volumes.  Subject to regulatory and environmental approvals, the Karr Lateral is expected to be in-service early-2016.

Pembina also completed and commissioned its lateral in the Willesden Green area of Alberta at the end of May 2015, further supporting the Company's other pipeline expansion initiatives.

Pembina is continuing work on the $220 million expansion to its pipeline infrastructure in northeast British Columbia (the "NEBC Expansion"). The NEBC Expansion, which is underpinned by a long-term, cost-of-service agreement with an anchor tenant, will transport condensate and NGL for various producers in the liquids-rich Montney resource play. Currently, 60 percent of engineering design is completed and, subject to regulatory and environmental approvals, Pembina anticipates bringing the NEBC Expansion on-stream in late-2017.

As announced in February 2015, Pembina plans to expand the Vantage pipeline system for an estimated capital cost of $85 million (the "Vantage Expansion"). Supported by a long-term, fee-for-service agreement with a take-or-pay component, the Vantage Expansion will increase the mainline capacity from 40 mbpd to 68 mbpd through the addition of mainline pump stations and the construction of a gathering lateral. To-date, all long lead materials have been ordered and the project is tracking on schedule and on budget. Subject to regulatory and environmental approvals, the Vantage Expansion is expected to be in-service in early-2016.

Pembina has been successful in its commercial efforts to secure the majority of its existing crude oil and condensate volumes under long-term, firm-service contracts. In aggregate and including contracted volumes on the Vantage pipeline, Pembina has now secured 767 mbpd of crude oil, condensate and NGL across its Conventional Pipelines business.

Pembina's projects and existing pipeline networks continue to have expansion capacity available to meet the needs of future developments currently under evaluation by its customers. Capacity increases to meet the Company's customers' existing and future demands can be achieved through simple upgrades, such as adding new pump stations that can be installed within 12 to 18 months. Adding pump stations to the Phase III Expansion could increase capacity from 420 mbpd to approximately 680 mbpd for an aggregate capacity on the Peace and Northern systems of approximately 1,200 mbpd.

Gas Services

During the second quarter of 2015, Pembina continued to advance its growth projects within the Gas Services business.

Plant site construction is over 90 percent complete at the Company's Saskatchewan Ethane Extraction Plant ("SEEP"). The project is currently under budget and on schedule and is expected to be in-service by the end of August 2015.

Construction of Pembina's Saturn II Facility, a 200 million cubic feet per day ("MMcf/d") 'twin' of the Company's Saturn I Facility ("Saturn II"), is expected to be commissioned and placed into service on schedule by the end of August 2015 and is anticipated to be completed under budget. To-date, the Company has completed approximately 90 percent of site construction.

Pembina has ordered all major equipment for the 100 MMcf/d expansion of its Resthaven Facility (the "Resthaven Expansion") and plant construction has now commenced. The gathering pipeline associated with the Resthaven Expansion is over 70 percent installed with all major river crossings completed. Pembina expects the gathering pipeline, which is underpinned by a cost-of-service agreement, to be in-service in September 2015 and the expansion of the Resthaven facility, which is underpinned by a fee-for-service agreement with a substantial take-or-pay component, to be in-service in mid-2016.

The Company's 100 MMcf/d shallow cut facility, being built adjacent to Pembina's existing Musreau I and Musreau II facilities (the "Musreau III Facility"), has received regulatory and environmental approvals. All major equipment has been ordered, 75 percent of project engineering is complete and plant site construction is now over 10 percent complete. Pembina anticipates bringing the Musreau III Facility, which is underpinned by long-term, take-or-pay agreements, on-stream in mid-2016.

Once the facilities under development described above are in-service, Pembina expects Gas Services' processing capacity to reach 1.5 billion cubic feet per day ("bcf/d") (net to Pembina), including ethane-plus extraction capacity of 870 MMcf/d (net to Pembina). The volumes from Pembina's existing assets and those under development will be processed largely on a contracted, fee-for-service basis and could result in 70 mbpd of NGL, subject to gas compositions, and could be transported for additional toll revenue on Pembina's Conventional Pipelines. Volumes from these projects support Pembina's pipeline expansion plans as discussed under "Conventional Pipelines."

Midstream

Pembina continues to progress construction of its second 73 mbpd ethane-plus fractionator ("RFS II") at the Company's Redwater site. All major equipment has been set on site, module fabrication is finished and site construction is currently 80 percent complete. Pembina anticipates RFS II will be on-stream in the first quarter of 2016.

Pembina is also advancing its third fractionator at Redwater ("RFS III"), which will have propane-plus capacity of 55 mbpd. RFS III has now received regulatory and environmental approval and over 75 percent of long lead items have been ordered. Pembina expects RFS III to be in-service in the third quarter of 2017 and, once complete, Pembina's Redwater site will be the largest fractionation facility in Canada with a total of 210 mbpd of fractionation capacity.

On May 21, 2015, Pembina announced plans to provide terminalling services for the North West Redwater Partnership ("North West") with respect to North West's planned refinery (the "Sturgeon Refinery") for an expected capital cost of $180 million. Underpinned by a 30-year fixed return agreement and a 10-year NGL mix purchase and sale agreement related to the Company's third Redwater fractionator, the terminalling services include truck and rail loading, storage, as well as handling and processing equipment for a variety of products delivered from North West. Subject to regulatory and environmental approvals, the facilities are expected to be in-service mid-2017.

Site preparation at the Company's proposed Canadian Diluent Hub ("CDH") is on-going. Subject to further regulatory and environmental approvals, Pembina anticipates phasing in additional connections to various condensate delivery systems with a view to achieving full connectivity and service offerings at CDH in mid-2017.

At its Edmonton North Terminal ("ENT"), Pembina continues to advance construction of three new above ground storage tanks with a total working capacity of 550 mbbls. Hydrotesting of the tanks is now complete and internal and external coating work has begun. The project is on schedule to be in-service in mid-2016.

At its storage and terminalling facilities in Corunna, Ontario, Pembina is progressing a number of initiatives including the installation of a new brine pond, upgrades to its rail rack and construction of a new propane truck rack to meet increased demand for services. Detailed engineering and procurement of long-lead items are almost complete and ground work is now finished on the brine pond. The overall project is expected to be completed in early-2016.

During the second quarter, Pembina signed a long-term agreement with a third party for one of its in-development underground hydrocarbon storage caverns expected to be in service in early-2016.

Pembina continues to progress its proposed 37 mbpd west coast propane export terminal under an agreement to complete due diligence work at the Terminal 6 site of the Port of Portland, Oregon. Since the original project announcement in September 2014, Pembina's project team has conducted consultation with community, regulatory and special interest groups; completed three public hearings; and significantly progressed detailed engineering design work to support a number of permit applications the Company expects to submit throughout late-2015 and early-2016. Pembina received an affirmative vote from the Portland Planning and Sustainability Commission to move the approval process to the Portland City Council. Pembina has been given no specific timeframe when the approval process will be considered by the Portland City Council.

Oil Sands and Heavy Oil

On June 4, 2015, Pembina announced that it will expand its existing Horizon Pipeline System (the "Horizon Expansion"), underpinned by a fixed return long-term agreement with Canadian Natural Resources Limited, for an estimated capital cost of $125 million. The Horizon Expansion will increase the pipeline's capacity up to 250 mbpd, which will be achieved by upgrading mainline pump stations and other facility modifications, as required. Subject to regulatory and environmental approvals, the Horizon Expansion is expected to be in service mid-2016.

Financing Activity

On April 10, 2015, Pembina closed a $225 million offering of 9 million cumulative redeemable rate reset class A preferred shares, Series 9 (the "Series 9 Preferred Shares") at a price of $25.00 per share. The Series 9 Preferred Shares began trading on the Toronto Stock Exchange on April 10, 2015 under the symbol PPL.PR.I.

On April 16, 2015, Pembina received commitments from its bank syndicate to increase the Company's unsecured revolving credit facility (the "Facility") to $2 billion and retained the accordion feature for an additional $750 million at Pembina's option. The Facility maturity date was also extended to May 31, 2020.

On June 16, 2015, Pembina closed an offering of $600 million of senior unsecured medium-term notes. The offering was conducted in two tranches: gross proceeds of $500 million in senior unsecured medium-term notes, Series 6, having a fixed coupon of 4.24 percent per annum, paid semi-annually, and which mature on June 15, 2027 and gross proceeds of $100 million through the re-opening of Pembina's Series 3, 4.75 percent medium-term notes, which mature April 30, 2043.

Second Quarter 2015 Conference Call & Webcast

Pembina will host a conference call on Friday, August 7, 2015 at 8:00 a.m. MT (10:00 a.m. ET) for interested investors, analysts, brokers and media representatives to discuss details related to the second quarter of 2015. The conference call dial-in numbers for Canada and the U.S. are 647-427-7450 or 888-231-8191. A recording of the conference call will be available for replay until August 14, 2015 at 11:59 p.m. ET. To access the replay, please dial either 416-849-0833 or 855-859-2056 and enter the password 45394754.

A live webcast of the conference call can be accessed on Pembina's website at www.pembina.com under Investor Centre, Presentation & Events, or by entering: http://event.on24.com/r.htm?e=908220&s=1&k=F8FA38CC83BBCBF2047A6E53490F41EE in your web browser. Shortly after the call, an audio archive will be posted on the website for a minimum of 90 days.

About Pembina

Calgary-based Pembina Pipeline Corporation is a leading transportation and midstream service provider that has been serving North America's energy industry for over 60 years. Pembina owns and operates an integrated system of pipelines that transport various hydrocarbon liquids including conventional and synthetic crude oil, heavy oil and oil sands products, condensate (diluent) and NGL produced in western Canada and ethane produced in North Dakota. The Company also owns and operates gas gathering and processing facilities and an oil and NGL infrastructure and logistics business. With facilities strategically located in western Canada and in NGL markets in eastern Canada and the U.S., Pembina also offers a full spectrum of midstream and marketing services that spans across its operations. Pembina's integrated assets and commercial operations enable it to offer services needed by the energy sector along the hydrocarbon value chain.

Forward-Looking Statements & Information

This document contains certain forward-looking statements and information (collectively, "forward-looking statements") that are based on Pembina's current expectations, estimates, projections and assumptions in light of its experience and its perception of historical trends. In some cases, forward-looking statements can be identified by terminology such as "schedule", "will", "expects", "plans", "anticipates", "intends", "should", "anticipates", "estimates", "could" and similar expressions suggesting future events or future performance.

In particular, this document contains forward-looking statements, including certain financial outlooks, pertaining to, without limitation, the following: Pembina's corporate strategy; future dividends which may be declared on Pembina's common shares and the dividend payment date; planning, construction, capital expenditure estimates, schedules, expected capacity, incremental volumes, in-service dates, rights, activities and operations with respect to planned new construction of, or expansions on existing, pipelines, gas services facilities, fractionation facilities, terminalling, storage and hub facilities; pipeline, processing, fractionation and storage facility and system operations and throughput levels; Pembina's strategy and the development and expected timing of new business initiatives and growth opportunities and the impact thereof; anticipated synergies between newly acquired assets, assets under development and existing assets of the Company; processing, transportation, fractionation, storage and services commitments and contracts; the impact of share price on annual share-based incentive expense; the impact of the current commodity price environment on Pembina; and, the anticipated use of proceeds from financing.

The forward-looking statements are based on certain assumptions that Pembina has made in respect thereof as at the date of this news release regarding, among other things: oil and gas industry exploration and development activity levels and the geographic region of such activity; the success of Pembina's operations and growth projects; prevailing commodity prices and exchange rates and the ability of Pembina to maintain current credit ratings; the availability of capital to fund future capital requirements relating to existing assets and projects; expectations regarding participation in Pembina's dividend reinvestment plan; future operating costs; geotechnical and integrity costs; that any third party projects relating to Pembina's growth projects will be sanctioned and completed as expected; that any required commercial agreements can be reached; that all required regulatory and environmental approvals can be obtained on the necessary terms in a timely manner; that counterparties will comply with contracts in a timely manner; that there are no unforeseen events preventing the performance of contracts or the completion of the relevant facilities; that there are no unforeseen material costs relating to the facilities which are not recoverable from customers; interest and tax rates; prevailing regulatory, tax and environmental laws and regulations; maintenance of operating margins; the amount of future liabilities relating to environmental incidents; and the availability of coverage under Pembina's insurance policies (including in respect of Pembina's business interruption insurance policy).

Although Pembina believes the expectations and material factors and assumptions reflected in these forward-looking statements are reasonable as of the date hereof, there can be no assurance that these expectations, factors and assumptions will prove to be correct. These forward-looking statements are not guarantees of future performance and are subject to a number of known and unknown risks and uncertainties including, but not limited to: the regulatory environment and decisions; the impact of competitive entities and pricing; labour and material shortages; reliance on key relationships and agreements; the strength and operations of the oil and natural gas production industry and related commodity prices; non-performance or default by counterparties to agreements which Pembina or one or more of its affiliates has entered into in respect of its business; actions by governmental or regulatory authorities including changes in tax laws and treatment, changes in royalty rates or increased environmental regulation; fluctuations in operating results; adverse general economic and market conditions in Canada, North America and elsewhere, including changes in interest rates, foreign currency exchange rates and commodity prices; and certain other risks detailed from time to time in Pembina's public disclosure documents available at www.sedar.com. This list of risk factors should not be construed as exhaustive.

Readers are cautioned that events or circumstances could cause results to differ materially from those predicted, forecasted or projected. The forward-looking statements contained in this document speak only as of the date of this document. Pembina does not undertake any obligation to publicly update or revise any forward-looking statements or information contained herein, except as required by applicable laws. The forward-looking statements contained in this document are expressly qualified by this cautionary statement. The purpose of the financial outlook contained herein is to give the reader an indication of the expected impact of current growth projects on Pembina's future financial performance. Readers should be aware that the financial outlook contained herein may not be appropriate for other purposes.

Non-GAAP and Additional GAAP Measures

In this news release, Pembina has used the terms net revenue, operating margin, earnings before interest, taxes, depreciation and amortization (EBITDA), adjusted cash flow from operating activities, cash flow from operating activities per common share and adjusted cash flow from operating activities per common share. Since Non-GAAP and Additional GAAP financial measures do not have a standardized meaning prescribed by GAAP and are therefore unlikely to be comparable to similar measures presented by other companies, securities regulations require that Non-GAAP and Additional GAAP financial measures are clearly defined, qualified and reconciled to their nearest GAAP measure. Except as otherwise indicated, these Non-GAAP and Additional GAAP measures are calculated and disclosed on a consistent basis from period to period. Specific adjusting items may only be relevant in certain periods. The intent of Non-GAAP and Additional GAAP measures is to provide additional useful information to investors and analysts and the measures do not have any standardized meaning under IFRS. The measures should not, therefore, be considered in isolation or used in substitute for measures of performance prepared in accordance with IFRS. Other issuers may calculate the Non-GAAP and Additional GAAP measures differently. Investors should be cautioned that these measures should not be construed as alternatives to net earnings, cash flow from operating activities or other measures of financial results determined in accordance with GAAP as an indicator of Pembina's performance. For additional information regarding non-GAAP and additional GAAP measures, including reconciliations to measures recognized by GAAP, please refer to the MD&A, which is available on SEDAR at www.sedar.com.

SOURCE Pembina Pipeline Corporation

%CIK: 0001546066

For further information: Investor Relations: Scott Burrows, Vice President, Finance & Chief Financial Officer, (403) 231-3156, 1-855-880-7404, e-mail: investor-relations@pembina.com, www.pembina.com

CO: Pembina Pipeline Corporation

CNW 16:05e 06-AUG-15